UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lev Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52730C101

(CUSIP Number)

J. Peter Wolf, Esq.

Vice President, General Counsel and Secretary

ViroPharma Incorporated

397 Eagleview Boulevard

Exton, Pennsylvania 19341

610-458-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52730C101

1.	Names of Reporting Persons. ViroPharma Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 9,661,836 (See Item 5)
8. Shared Voting Power 36,421,817 (See Item 5)
9. Sole Dispositive Power 9,661,836 (See Item 5)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,083,653 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.0% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 to Schedule 13D is being filed by ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), to amend the Schedule 13D filed by ViroPharma with the Securities and Exchange Commission on July 22, 2008 (the “Prior Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Lev Common Stock”), of Lev Pharmaceuticals, Inc., a Delaware corporation (“Lev”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Prior Schedule 13D. This Amendment No. 1 amends the Prior Schedule 13D as set forth herein. Except as set forth herein, there has been no material change in the information set forth in the Prior Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (b) is hereby amended and restated to read as follows:

(a) – (b). ViroPharma has sole voting and dispositive power over the 9,661,836 Purchased Shares acquired pursuant to the Securities Purchase Agreement, which constitute approximately 6.2% of the outstanding shares of Lev Common Stock, based on the number of shares of Lev Common Stock outstanding as represented by Lev in its Quarterly Report on Form 10-Q filed August 8, 2008.

Under the Voting Agreement entered into on July 15, 2008, by and among ViroPharma, Judson Cooper (Chairman of the Board, Executive Vice President and Secretary of Lev) and Joshua Schein (Chief Executive Officer and a Director of Lev) (the “Voting Agreement”), each of Mr. Cooper and Dr. Schein is permitted to transfer up to an aggregate of 2,000,000 shares of Lev Common Stock held by him and covered by the Voting Agreement to a charity or charitable foundation provided, that, as a condition precedent to such transfer, another stockholder of Lev who is not a party to the Voting Agreement (an “Additional Stockholder”) agrees in a writing that is reasonably satisfactory in form and substance to ViroPharma to be bound by all terms of the Voting Agreement with respect to at least as many shares of capital stock of Lev as are transferred pursuant to the preceding proviso, as though such Additional Stockholder were a stockholder under the Voting Agreement. In accordance with the foregoing provision, on August 22, 2008, Mr. Cooper and Dr. Schein transferred 525,000 shares and 1,900,000 shares of Lev Common Stock, respectively, to a charitable foundation. In connection with such transfers, Mr. Richard B. Stone agreed in writing to be bound by and become a party to the Voting Agreement with respect to an equivalent number of shares of Lev Common Stock owned by him as were so transferred by Mr. Cooper and Dr. Schein, collectively. Each of Mr. Stone, Mr. Cooper and Dr. Schein is hereinafter referred to in this Amendment No. 1 individually as a “Stockholder Party” and collectively as the “Stockholder Parties,” and all references to the Stockholder Parties (individually or collectively) herein and in the Prior Schedule 13D shall be deemed to refer to Mr. Stone, Mr. Cooper and Dr. Schein.

By virtue of the Voting Agreement, ViroPharma may be deemed to share with the Stockholder Parties the power to vote or direct the voting of an aggregate of 36,421,817 shares of Lev Common Stock, consisting of an aggregate of 32,766,917 issued and outstanding shares beneficially owned by the Stockholder Parties and 3,654,900 shares issuable upon the exercise of currently exercisable stock options beneficially owned by Mr. Cooper or Dr. Schein (collectively, the “Voting Agreement Shares”), but only with respect to the matters to be voted on by the Lev stockholders pursuant to the Merger Agreement or specified Competing Transactions (as defined in the Voting Agreement). ViroPharma is not entitled to any other rights with respect to the Voting Agreement Shares and does not have any right to dispose or direct the disposition of the Voting Agreement Shares or vote or direct the voting of the Voting Agreement Shares with respect to any other matters to be voted on by the Lev stockholders, except for the restrictions described in Item 6 of the Prior Schedule 13D. The Voting Agreement Shares represent approximately 22.9% of the outstanding shares of Lev Common Stock, based on the number of shares of Lev Common Stock outstanding as represented by Lev in its Quarterly Report on Form 10-Q filed August 8, 2008.

The Purchased Shares and the Voting Agreement Shares represent, in the aggregate, approximately 29.0% of the outstanding shares of Lev Common Stock, based on the number of shares of Lev Common Stock outstanding as represented by Lev in its Quarterly Report on Form 10-Q filed August 8, 2008.

Pursuant to Rule 13d-4 under the Exchange Act, ViroPharma hereby states that this Schedule 13D shall not be deemed an admission that ViroPharma is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Voting Agreement Shares, and ViroPharma expressly disclaims beneficial ownership of the Voting Agreement Shares.

To the best knowledge of ViroPharma, no shares of Lev Common Stock are beneficially owned by any of the persons listed on Annex A to the Prior Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VIROPHARMA INCORPORATED

Date: August 29, 2008	By:	/s/ J. Peter Wolf
J. Peter Wolf
Vice President, General Counsel and Secretary

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